UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of APRIL, 2012

Commission File Number: 000-52699

YUKON-NEVADA GOLD CORP.
(Translation of registrant's name into English)

900 – 688 West Hastings Street
Vancouver, British Columbia
Canada V6B 1P1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F  [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

FURNISHED HEREWITH

Exhibits

99.1	Technical Report Dated April 27, 2012

99.2	Certificate of Author - John R.W. Fox

99.3	Certificate of Author - Karl T. Swanson

99.4	Certificate of Author - Mark A. Odel

99.5	Certificate of Author - Michele White

99.6	Consent of Qulified Persion - John R.W. Fox

99.7	Consent of Qulified Persion - Karl T. Swanson

99.8	Consent of Qulified Persion - Mark A. Odel

99.9	Consent of Qulified Persion - Michele White

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YUKON-NEVADA GOLD CORP.

Date: April 30, 2012	/s/ Robert Baldock
Robert Baldock
President and CEO